UBS AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

September 11, 2023

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Ms. Adegbuyi

Re:	UBS AG Registration Statement on Form F-4 File No. 333- 274180

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS AG hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4 be accelerated so that it will be declared effective at 12 p.m. Eastern Time on September 13, 2023, or as soon as practicable thereafter, unless UBS AG notifies you otherwise prior to such time.

* * *

U.S. Securities and Exchange Commission

Please do not hesitate to contact John Horsfield-Bradbury of Sullivan & Cromwell LLP by telephone (+44 20 7959 8491) or email (horsfieldbradburyj@sullcrom.com) with any questions or comments regarding this filing.

In addition, please inform Mr. Horsfield-Bradbury when this request for acceleration has been granted.

Very truly yours,

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Ella Campi
Name:	Ella Campi
Title:	Executive Director

cc:	Federica Pisacane-Rohde
(UBS AG)

John Horsfield-Bradbury
(Sullivan & Cromwell LLP)